

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Via Email
Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

> **Re: First Resources Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 27, 2011**
> **File No. 333-169499**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-54336**

Dear Ms. Ramirez-Martinez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1. Please include a page number in your cross reference to the "Risk Factors" section of your prospectus. See Item 501(b)(3) of Regulation S-K.

Dilution, page 18

2. Please revise your computations of per share dilution to new investors to reflect the gross offering price per share as opposed to the net offering price per share. Please note that net tangible book value per share after giving effect to the offering should be computed using net proceeds, the increase in net tangible book value per share

attributable to new investors should be computed using net tangible book value per share at December 31, 2010 compared to the net tangible book value per share after giving effect to the offering and the per share dilution to new investors should be computed using the gross offering price as compared to the net tangible book value per share after giving effect to the offering. Please revise your computations and disclosure accordingly.

Description of Property, page 19

3. We note your response to comment five in our letter dated April 1, 2011. As previously requested, please include a statement in this section of your filing that your claims are without known reserves and that your plan of exploration is exploratory in nature. See Instruction 7 to Item 102 of Regulation S-K and Industry Guide 7, Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations, paragraph (b)(4)(1).

Management's Discussion & Analysis, page 30

Results of Operations, page 30

4. Please expand your disclosure to discuss the reasons for the changes in stock based compensation, general and administrative expenses, working capital deficit and net cash provided by financing activities, and explain your statement that your *increased* expenses in fiscal 2010 are due to a *decrease* in compliance and compensation expenses. See Instruction 4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 30

5. Please note that Item 303(a)(1) of Regulation S-K requires any registrant that has identified a material liquidity deficiency to disclose the course of action the registrant will take to remedy the deficiency. In light of the fact that you had $216 in cash on hand as of December 31, 2010, your current disclosures regarding your viable plans are overly generic. Please disclose management's viable plans to overcome the uncertainty of your ability to continue as a going concern, and include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon and the amount of capital necessary to sustain operations.

Financing Activities, page 31

6. Please provide a narrative discussion and analysis of your financing activities for each year presented. Please refer to Item 303(a) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

7. We note that your independent accountant makes reference to the report(s) of predecessor auditors on your financial statements for the period from inception to December 31, 2007. When a current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data from inception, the predecessor auditor's report and consent are required to be included in the filing. Please provide the required auditor reports and consents or have your auditor remove the reference to the report of predecessor auditors.

Financial Statements, page F-3

8. We note that the cumulative amounts from inception presented in the statements of operations and cash flows are labeled as unaudited. Further, we note that the report of your independent registered public accountant does not refer to the predecessor auditor's report on your financial statements for the year ended December 31, 2008. Please revise to provide audited financial statements for the period from inception to December 31, 2010. If your predecessor auditors are unable to reissue their reports and provide consents, you should have your financial statements from inception to December 31, 2008 re-audited. If you believe it is impractical to obtain an audit, you may request a waiver from CF-OCA of the audit requirement for the cumulative data. A request for waiver of the audit requirement should be sent via e-mail to dcaoletters@sec.gov. In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent's name, CIK number, Assistant Director Office No. 02, and file number. Correspondence must be attached to the e-mail as a pdf file. Your request should document the specific reasons why it is impracticable to obtain an audit.

Form 10-K for the Fiscal Year Ended December 31, 2010

9. Please address the above comments as applicable.

Cover Page

10. We note that you checked the box indicating that you are a shell company. We also note your disclosure in the second paragraph on page five indicating that you are no longer a shell company. Please revise this apparent inconsistency.

Description of Business, page 5

Plan of Operation, page 10

11. We note your references to "this offering" throughout your filing. Please revise such references to make it clear that this filing does not pertain to an offering of securities.

Executive Compensation, page 21

> 12. We note your disclosure in the Summary Compensation Table that you did not issue any compensation to Ms. Ramirez-Martinez in 2009 or 2010. However, we also note your disclosure in Note 5 – Stockholders' Equity on page F-9 that you issued 10,000,000 shares of common stock to your sole officer and director, resulting in a stock-based compensation expense of $875,000. Please revise your Summary Compensation Table to reflect this compensation. See Item 402(n) of Regulation S-K.

Signatures, page 25

> 13. Please include each capacity in which Ms. Ramirez-Martinez signed the report in the second signature block. See General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Alexandra Falowski, Esq.
        Carrillo, Huettel & Zouvas, LLP